Exhibit 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated April 3, 2014 (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the combined financial statements being prepared from the separate records maintained by PBF Energy Inc. which may not necessarily be indicative of the conditions that would have existed or results of operations if PBF MLP Predecessor had been operated as an unaffiliated company) relating to the combined financial statements of PBF MLP Predecessor, appearing in the Prospectus dated May 8, 2014 included in Registration Statement No. 333-195024, as amended.

/s/ Deloitte & Touche LLP

Parsippany, New Jersey

May 15, 2014